EXHIBIT 99.6

SHARE PURCHASE AGREEMENT

between

ADB Systems International Ltd.

as Seller

and

ADB Systemer Holding AS (SUS)

as Buyer

THIS SHARE PURCHASE AGREEMENT (hereinafter referred to as the “Agreement”) is entered into on this 18th day of May, 2006, by and between:

(I)     ADB Systems International Ltd. a corporation incorporated under the laws of the province of Ontario, with the registered address:
        302, The East Mall, Suite 300
        Toronto, Ontario, M9B 6C7.

        (hereinafter referred to as “Seller”),

            and

(II)    ADB Systemer Holding as (SUS)
        Address: Vingveien 2, N-4050 Sola

            (hereinafter referred to as “Buyer”)

(the Seller and the Buyer may individually be referred to as “Party” and collectively to as “Parties”)

regarding the sale and purchase of 12.653.529 shares in ADB Systemer AS, Business Register Number 950 789 298, (hereinafter referred to as the “Company”).

1.	RECITALS

WHEREAS, The Company is a private limited company incorporated under the laws of Norway, having a share capital of NOK 12.732.000, divided into 12.732.000 shares of NOK 1,- each;

WHEREAS, the Company currently has its business within development and simplification of business procedures related to procurement, materials management, equipment maintenance and storage and servicing of technological information (hereinafter referred to as the “Business”);

WHEREAS, the Buyer is a newly established Norwegian private limited company, where some of the members of the management of the Company are shareholders, and whereas the intention is to acquire the shares in the Company to secure a further profitable conduct of the Business;

WHEREAS, the Seller desires to sell all his shares in the Company; and

WHEREAS, the Buyer desires to acquire all Seller`s shares in the Company.

          NOW THEREFORE, the Buyer and the Seller hereby agree as follows:

2.       DEFINITIONS

“Agreement”	means this share purchase agreement and the schedules attached hereto.

“Business”	shall have the meaning ascribed to such term in the recitals.

“Business Day”	means any day Monday to Friday except public holidays in Norway and/or Canada.

“Buyer”	shall have the meaning ascribed to such term above.

“Closing”	means completion of the transaction contemplated by this Agreement.

“Closing Date”	means the date and time ascribed in Article 5.1.

“Company”	shall have the meaning ascribed to such term above.

“Confidential Information”
Means all information concerning the Company or each of the Parties - including the companies business, activities, customers and suppliers - which have not lawfully been made publicly known and which cannot be legally acquired from publicly available sources.

“Effective Date”	shall mean the date when this Agreement has been signed by the Buyer and the Seller.

“Financial Statements”	means the audited financial statements for 2005 for the Company.

“Purchase Price”	shall have the meaning ascribed to such term in Article 3.2.

“Intellectual Property”
Except as described in Article 12, “Intellectual Property” means all intellectual property in any part of the world, used, or required to be used by the Company in, or in connection with, its Business, including but not limited to the exclusive ownership to all products within the “Workmate & ProcureMate” Suites and to “SupportMate”, the names “ADB Systemer” and “ADB Systems”, URL www.adbsys.no and www.adbsys.com, trade marks, logos, names, service marks, patents, registered design rights, trade secrets, designs, drawings, computer files, computer software, copyrights, and applications for any of the foregoing rights.

“Lien”	means any lien, pledge, claim, charge, security interest or other encumbrance, option, defect or other rights of any third Person of any nature whatsoever.

“Loss “ / “Losses”	means any direct and indirect loss, liability, claim, damage, cost or expenses, including consequential losses.

“NOK”	means Norwegian kroner.

“Parties” / “Party”	shall have the meaning ascribed to such term above

“Person”	means any individual, Governmental Body or legal entity.

“Seller”	shall have the meaning ascribed to such term above.

“Sellers Knowledge”	means the actual knowledge of the Seller, or such knowledge such Persons should have had based on their current and former positions in the Company.

“Shares”	means all Seller`s 12.653.529 shares in the Company, representing 99,4% of all the 12.732.000 outstanding and issued shares in the Company as of the Closing Date

3.	SALE AND PURCHASE

3.1         Sale and purchase

Upon the terms and subject to the conditions herein set forth, at the Closing Date, the Seller will sell, transfer and deliver the Shares free from any and all Liens and together with all rights attaching to them to the Buyer, and the Buyer will purchase and acquire all rights and title to such Shares.

3.2        The Purchase Price

The purchase price shall be NOK 15.000.000. The Purchase Price shall be paid by the Buyer, with full release, at the Closing Date as further set forth in Article 5.3 hereto.

4.	CLOSING CONDITIONS

4.1        Conditions of the Buyer

The Buyer’s obligation to purchase the Shares and to take the other actions required to be taken at Closing, is subject to the satisfaction of each of the following conditions (any of which may be waived by the Buyer, in whole or in part) on or before the Closing Date:

4.1.1      Approvals

The Board of Directors of the Buyer shall, in its sole discretion, have approved this Agreement and the transactions contemplated hereby. Such approval shall be deemed to be given if the Seller have not within thirty (30) Business Days after the Effective Date received notice in writing from the Buyer stating that the Board of Directors of the Buyer has decided not to complete the Agreement.

The Norwegian Anti-trust authorities shall either (i) have received a simplified notification and not found reason to require a complete notifications within the fifteen (15) Business Days period set forth in the Norwegian Competition Act Section 18, or (ii) have required a complete notification and upon receipt of such notification have approved the transaction on such conditions acceptable to the Buyer in its sole discretion acting reasonably.

4.1.2      Changes in the Board of Directors

The Seller shall have prepared and be ready to carry through on the Closing Date, election of new members to the Board of Directors of the Company. The Buyer shall not later than five (5) Business Days prior to Closing Date notify the Seller of how the Board of Directors shall be composed.

4.1.3      Outstanding accounts

The Parties, the Company and ADB Systems International Ltd Ireland shall - consistent with the settlement regulations attached hereto as Schedule 1 - have agreed in writing on the total amount of outstanding accounts between the Company on the one hand and the Seller and ADB Systems International Ltd in Ireland on the other hand, including any claims for Company provided services, after which the amount owing to the Company is to be set off against Seller`s claim for the Purchase Price according to Article 5.

4.1.4      Transfer of contracts

The Parties shall have entered into the agreement on transfer of contracts as attached hereto as Schedule 2.

4.1.5      Value Added Reseller Agreement
The Parties shall have entered into a non-exclusive long term Value Added Reseller Agreement (VAR) for a period of not less than 10 years to enable the Seller to continue to sell the suite of lifecycle asset management technology by the Company for a share of revenues generated by future new business by the Seller.

4.2         Conditions of the Seller

The Seller’s obligation to sell, transfer and deliver the Shares, and to take the other actions required to be taken at Closing, is subject to the satisfaction of each of the following conditions (any of which may be waived by the Seller, in whole or in part) on or before the Closing Date:

4.2.1       The Board of Directors as well as the General Meeting of the Seller shall, in its sole discretion, have approved this Agreement and the transactions contemplated hereby. Such approval shall be deemed to be given if the Buyer has not within forty-five (45) Business Days after the Effective Date received notice in writing from the Seller stating that either the Board of Directors or the General Meeting of the Seller has decided not to complete the Agreement.

4.2.2      Outstanding accounts

The Parties shall have agreed in writing on the total amount of outstanding accounts between the Company on the one hand and the Seller and ADB Systems International Ltd. In Ireland on the other hand, including any claims for Company provided services, after which the amount owing to the Company is to be set off against Sellers claim for the Purchase Price according to Article 5.

5.	CLOSING

5.1          Closing shall take place in the offices of KLUGE Advokatfirma DA, Stavanger, (10) Business Days after the completion (or waiver) of all the conditions precedent set forth in Article 4 above, or at such other date as the Parties agree in writing (hereinafter referred to as the “Closing Date”).

5.2          Not later than five (5) Business Days prior to Closing Date, KLUGE Advokatfirma DA shall confirm in writing to the Buyer that no part of the Purchase Price will be paid to the Seller before the Buyer, following the fulfillment of all conditions to close set forth herein, has been registered as owner of all the Shares in the Company and that all these Shares are free of any Liens, and that the new Board of Directors have been elected in accordance with instructions en writing from the Buyer.

5.3          At Closing, and after having received such confirmation as further described in Article 5.2 above and having agreed on the outstanding accounts in accordance with Article 4.1.3 above, the Buyer shall pay the total sum of the Purchase Price to the Seller by way of electronic bank transfer to the KLUGE Advokatfirma DA’s client account number 8396 04 51476 with Handelsbanken, Lars Hertevigsgt. 5, PB 770, N-4004 STAVANGER, SWIFT: HANDNOKK.

5.4
Immediately after having received confirmation of the payment of the Purchase Price, the Seller shall deliver to the Buyer documentation showing that the Buyer has been registered as owner of all Shares in the Company and that all Shares are free of any Lien.

5.5        By the signing of this Agreement Seller gives KLUGE Advokatfirma DA an irrevocable authority - as of Closing - to set off:
            -    the amount owing to the Company according to the Article 4.1.3 and 4.2.2 above, as well as
            -    the amount of CAD 60.000 owing to Mr. Jan Edvin Pedersen in the form of repayment of a convertible loan to Seller of CAD 60.000 + 7% interests thereon paid in shares of the Seller, valued at the average TSX quoted last daily trading price for the 4 business days prior to Closing, issued in accordance with TSX guidelines.
            -    against Seller`s claim for the Purchase Price, and to transfer the agreed outstanding account to the Company`s bank account, and the amount of CAD 60.000 + interests to Mr. Pedersen`s bank account, after which the Purchase Price, less a sum equal to the agreed outstanding account plus the CAD 60.000 , shall be transferred to Seller`s bank account. Such account information to be provided on or before Closing.

6.	WARRANTIES OF THE SELLER

The Seller hereby warrants to the Buyer as of the Effective Date and as of the Closing Date, as follows:

6.1         The Company and the Shares

6.1.1       The Company is a Norwegian corporation duly organized and validly existing under the laws of Norway, with all requisite corporate power and authority to own, operate and lease its properties and to carry on its businesses as it is now being conducted.

6.1.2       The Company’s issued and outstanding share capital is NOK 12.732.000 divided into 12.732.000 shares of par value NOK 1,-. The Shares represent 100% of the authorized, issued and outstanding Shares and other equity interests in the Company. The Seller is the owner of 12.653.529 shares in the Company. The Company has not made any decisions to increase the share capital or to issue shares, and has not entered into any agreements, issued any option- or other rights or made any other decisions or given any powers or proxies to make any decisions that can give any rights to shares or other security interests in the Company. Upon acquiring the Shares on the Closing Date the Buyer will be the owner of the 12.653.529 shares, representing 99,4% of all outstanding shares and ownership rights in the Company, free and clear of any Liens or other limitations.

6.1.3       The assignment of the Shares to the Buyer does not require the consent or approval of any third Person, other than as set forth in Article 4 above.

6.1.4       The Company will during the period as from the Effective Date and until Closing Date, only conduct normal business operations, and will as of the Effective Date refrain from making any decisions of material importance or extraordinary character to the Company without Buyer’s written advance approval.

6.2	Ownership to assets

6.2.1
The Company has good and marketable title to, or valid and subsisting leasehold interests in, all of the tangible assets reflected on the Financial Statements or used in the Business free and clear of all Liens. The Company has not sold, transferred or otherwise conveyed any material tangible assets reflected in the Financial Statements or used in the Business, except for inventory sold, consumed or otherwise disposed of in the ordinary course of Business. All of such tangible assets are in the Company`s possession and control and are in good working order and condition when taking into consideration the normal wear and tear to which they have been subject.

6.2.2	The Company owns and has good and marketable title to, or is licensing or otherwise has the right to use, all Intellectual Property, that is used in the Business.

6.2.3
The Company owns all of its respective Intellectual Property free and clear of all Liens. All current and former employees of the Company have relinquished, or have been otherwise fully satisfied, as regards to any right to ownership or license fees or other rights based on the Norwegian Employees Invention Act of 1970 (“Arbeidstakeroppfinnelsesloven”) or similar applicable foreign law. All and any inventions or other Intellectual Property made by any employee, currently or formerly employed by the Company, whether comprised by the Norwegian Employees Invention Act or not, has been transferred - through transfer of ownership - to the Company.

6.3	Litigation etc.

6.3.1
There is no claim, charge, arbitration, grievance, action, suit, investigation or proceeding by or before any court, arbiter, administrative agency or other Governmental Body now pending or threatened against the Company or which involves any of the Business, or the properties or assets of the Company.

6.3.2	There is no claim of any nature from the Seller - and Seller`s affiliated companies - towards the Company.

6.3.3
The Financial Statements are true, correct and complete. The Financial Statements (a) fairly present the financial position of the Company, (b) have been prepared in accordance with applicable law, and (c) have not been rendered untrue, incomplete or unfair as representations of the financial conditions of the Company. As of the Effective Date and Closing Date the Company has no liability of any kind or matter, direct, accrued, absolute or otherwise, that should have been reflected or disclosed in the Financial Statements.

7.	WARRANTIES OF THE BUYER

The Buyer hereby warrants to the Seller as follows:

7.1	Organisation

The Buyer (a) is a private limited liability company, duly organised and validly existing under the laws of Norway and (b) has all requisite power and authority to own its assets and to conduct its business in the manner in which it is now being conducted.

7.2	Power and Authority

The Buyer has sufficient corporate power and authority to sign and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorised, executed and delivered by the Buyer and, assuming the due authorisation, execution and delivery hereof by the Seller, constitutes the legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.

7.3	Financing

The Buyer will as of the Closing Date have sufficient funds available to satisfy, among other things, the obligation to pay the Purchase Price.

7.4	No Violation or Conflict

Neither the entry into this Agreement nor the consummation or performance of the transactions contemplated hereunder will result in a violation of (a) any provisions of the organisational documents of the Buyer; or (b) any agreement or other instrument to which the Buyer is a party or by which the Buyer or any of its assets are bound.

7.5	No Other Warranties

Except for the warranties set forth above in this Article 7, the Buyer does not make any express or implied warranty in respect of the sale and purchase of the Shares pursuant to this Agreement.

8.	BREACH OF REPRESENTATIONS AND WARRANTIES AND OTHER AGREEMENTS - INDEMNIFICATION - LIMITATIONS

8.1
If any of the forgoing warranties, or any other covenant or agreement undertaken by the Seller set forth herein, is breached, the Buyer shall have the right to be indemnified, defended and held harmless by the Seller for any Losses transpiring from any such breach.

8.2	The liability of the Seller shall be subject to the following limitations:

(i)	The Seller shall not have any liability with respect to Losses until the amount of all Losses exceeds NOK100.000, however, if this threshold is exceeded, for all Losses.

(ii)	The Sellers shall not have any liability with respect to Losses in excess of 50% of the Purchase Price as set forth in Article 3.1.2 hereof.

8.3	The limitations on liability contained in this Article 8 shall not apply to liability caused by gross negligence or willful acts on the hand of the responsible part.

9.	TERMINATION

9.1	The obligation of the Parties to effect Closing of the transactions contemplated by this Agreement may be terminated by:

(i)	mutual agreement of the Buyer and the Seller; or
(ii)
the Buyer, if a material default shall be made by the Seller in the observance or in the due and timely performance by the Seller of any covenants of the Sellers herein contained, or if there shall have been a breach by the Seller of any of the warranties and representations of the Seller herein contained, and such default or breach has not been cured or has not been waived; or

(iii)
the Buyer if an event that, in the Buyer’s sole discretion acting reasonably, will have a material adverse effect on the Shares or the Business of the Company arises or is threatening between the Effective Date and on or before the Closing Date; or

(iv)	the Seller, if a material default shall be made by the Buyer, and such default or breach has not been cured or has not been waived; or
(v)	either the Buyer or the Sellers (jointly), if the fulfilment of the conditions precedent for Closing of the Agreement have not occurred on or before the 30 June 2006.

9.2
If the obligation to effect Closing of the transactions contemplated by this Agreement is terminated pursuant to any provision of this Article 9, then this Agreement shall forthwith become void and there shall not be any liability or obligation with respect to the terminated provisions of this Agreement on the part of the Seller or the Buyer, except and to the extent such termination results from the willful breach by a Party of any of its representations, warranties or agreements hereunder. The termination of this Agreement shall not relieve any Party of its obligations under this Article 9 nor from the obligations set forth in the Articles 13 and 14.

9.3
The Parties hereto may exercise their respective rights of termination under this Article 9 only by delivering written notice to that effect to the other Party, and such notice is received on or before the Closing Date.

10.	THE BUSINESS DURING THE PERIOD AS FROM THE EFFECTIVE DATE UNTIL CLOSING DATE

10.1
During the period until Closing Date, the Seller shall inform the Buyer of any material actions, events or similar being of material importance to the Company and the Business, even if such actions, events or similar do not represent a breach of warranty.

10.2
During the period until Closing Date, the Seller shall not make or participate or assist in making any decisions or dispositions in the Company that could be opposed to Buyer’s interests as future sole shareholder in the Company. In the event of any doubt about what will be in Buyer’s interest, the Seller shall consult the Buyer.

11.	THE BUSINESS AS FROM CLOSING DATE - PROVIDING OF SERVICES TO SELLER

11.1	For a period of 12 months as from Closing Date, Buyer hereby undertakes to exercise his shareholders rights in such way that the Company shall provide the following services to Seller:

-	Training:
▪	Nils Petter Ottesen 80 hours (one week in Toronto).
▪	Kjell Sigve Tveit 20 hours (2 days in Toronto).

-	Support:
▪	Nils Petter Ottesen 20 hours a month in 6 months, and 10 hours a month the next 6 months.
▪	Kjell Sigve Tveit 5 hours a month in 6 months

Traveling expenses for the training in Toronto must be covered be Seller. Rates for the Training and Support described above shall be 150 CAD/hr.

12.	IP - Ownership

12.1	The Parties shall have common ownership to:
-	WDA Framework
-	Dynamic Buyer

12.2	The Seller shall have the exclusive ownership to:
-	GE Asset Tracker
-	GE Asset Appraiser
-	GE Dynamic Seller

12.3	The Buyer shall have the exclusive ownership to all products within the:
-	WorkMate & ProcureMate Suites
-	SupportMate

12.4	Source Codes shall be divided according to IP ownership.

12.5
The Seller shall have the right of using SupportMate for Seller’s company internal use only, hereunder Seller shall neither be entitled to sell or license SupportMate (in any version) to any third party, nor integrate SupportMate (in any version) in any other products being sold or licensed to any third party.

The Seller shall not pay any compensation for the right of use according to this Article 12.5.

12.6	Ownership of the below listed issued and pending patents relating to IP shall remain with the Seller:

Patent Type	Serial Number	Title
Canadian Patent	2,180,995	Computer Auction System
US Patent	5,890,138	Computer Auction System
US Patent	6,266,652 B1	Computer Auction System

12.7
For the remainder of 2006, the Seller shall retain the right to use the URL www.adbsys.com, and during the interim period between Closing and December 31, 2006, the Parties agree to construct a splash page at www.adbsys.com that redirects to the respective websites of both Seller and the Buyer.

13.	OTHER AGREEMENTS

13.1	Costs and Taxes

Except in case of breach of the Agreement, each Party shall carry his own costs related to the preparations and completion of the Agreement, including but not limited to all costs related to financial, legal and other counsel, but excluding third party valuation, which shall be for the account of ADB Systemer AS. Each Party to this Agreement shall be liable for and carry all payments of his own Taxes accruing from the transactions contemplated hereby.

13.2	Notices

All notices, requests, consents, directions and other instruments and communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered in person, by courier, by overnight delivery service with proof of delivery or by prepaid registered or certified first-class mail, return receipt requested, addressed to the respective Party at the address set forth below, or if sent by facsimile or other similar form of communication (with receipt confirmed) to the designated representative.

Sellers representative shall be: T. Christopher Bulger, Chairman of ADB Systems International Ltd., 302 The East mall, Suite 300, Toronto, Ontario, Canada M9B 6C7, telephone: 416-640-0400 ext 337, telefax: 416-640-0412, e-mail: cbulger@adbsys.com

Buyer’s representative shall be: Jan Edvin Pedersen, General Manager of ADB Systemer AS, Vingveien 2, 4050 Sola, telephone: 51 64 71 00, fax: 51 64 71 40, email: jp@adbsys.no.

14.	CONFIDENTIALITY

14.1
The Parties undertake not to disclose, unless required to do so according to mandatory law or stock exchange rules, to any third party Confidential Information or information of a similar confidential nature concerning the other Party, including information relating to the other Party’s products, hereunder Intellectual Property, suppliers or costumers. Each Party undertakes not to use such information for any purpose other than to fulfil its obligations under this Agreement and to take appropriate steps to secure its obligation according to this Clause 14.

14.2
If the transaction is not Closed, each Party shall promptly return to the other Party any documents, compilations of technical data, specifications, samples, prototypes or other records or materials of any nature obtained, including reproductions. The Parties shall furthermore confirm in writing to the other Party that all such information has been returned.

14.3
The provisions of this Article 14 shall survive for a period of 3 years following the expiration of and any termination of this Agreement and, further, shall apply even if this Agreement fails to become effective.

15.	GOVERNING LAW

15.1	This Agreement shall be governed by the laws of Norway, and Stavanger city Court shall be the legal venue in respect of all disputes arising from this Agreement.

***

Stavanger, 18.05 2006

On behalf of	On behalf of
ADB Systems International Ltd:	ADB Systemer Holding AS:

/s/ Jeff Lymburner	/s/ Jan Edwin Pedersen
name: Jeff Lymburner	name: Jan Edwin Pedersen
title: CEO	title: MAN. DIR
signing date: 18/5/06	signing date: 18/5/2006

name:	name:
title:	title:
signing date:	signing date:

Schedule 1 - Agreement Outstanding Accounts

"On the 18th day of May 2006, ADB Systems International Ltd. (the Seller), ADB Systemer Holding AS (the Buyer), ADB Systemer as (the Company) and ADB Systems International Ltd. in Ireland (ADB Ireland), have entered into this agreement on the total amount of outstanding accounts between the Company on the one hand and the Seller and ADB Ireland on the other hand, including any claims for Company provided services, after which the amount owing to the Company is to be set off against Seller`s claim for the Purchase Price according to Article 5 i the Share Purchase Agreement between ADB Systems International Ltd and ADB Systemer Holding AS (SUS)

1)	The intercompany balance with ADB Systems International Ltd in Canada is 0 by the 31st of December 2005.

2)	The intercompany balance with ADB Systems International Limited in Ireland (ADB Ireland) is 1.992.603 NOK in favour of ADB Systemer AS by the 31st of December 2005.

3)	Changes in intercompany balance with ADB Systems International Ltd. in Canada is 79 824 NOK in favour of ADB Systemer AS by the 30th of April 2006.

4)	Changes in intercompany balance with ADB Ireland is 234.802 NOK in favour of ADB Systemer AS by the 30th of April 2006.

5)
ADB Systems International Ltd in Canada shall provide a Credit note on Invoice no. NORWAY 2006-Q1, Corporate Overhead charges - Q1 2006 of 52.920 CAD equivalent of 297.706 NOK. Further Corporate Overhead charges shall not be claimed.

6)
Invoiced and recognized License & Maintenance royalty for WorkMate and ProcureMate products in 2006 up till Closing date, shall invoke 30% license royalty and 70% maintenance royalty to ADB Systemer AS.

7)	Services in the period from 1st of May to Closing date shall be charged at agreed rate of 115 CAD per hour unless otherwise agreed upon.

8)
ADB Ireland has invoiced and received pre-payment for Services, Development, Licenses and Maintenance in 2006. Outstanding commitments after Closing date shall be fulfilled by ADB Systemer AS. As compensation for these services, ADB Systemer AS shall invoice ADB Ireland the gross value of the remaining commitments less 10% royalty. This amount will be included in the intercompany balance between ADB Systemer AS and ADB Ireland.

 Stavanger, 18.05 2006

On behalf of	On behalf of
ADB Systems International Ltd	ADB Systemer Holding AS:
in Canada:

/s/ Jeff Lymburner	/s/ Jan Edwin Pedersen
name: Jeff Lymburner	name: Jan Edwin Pedersen
title: CEO	title: MAN. DIR
signing date: 18/5/06	signing date: 18/5/2006

On behalf of	On behalf of
ADB Systems International Ltd	ADB Systemer AS:
in Ireland:

/s/ Jeff Lymburner	/s/ Jan Edwin Pedersen
name: Jeff Lymburner	name: Jan Edwin Pedersen
title: Director	title: MAN. DIR
signing date: 18/5/06	signing date: 18/5/2006

Schedule 2

AGREEMENT

between

ADB Systems International Ltd

and

ADB Systemer AS

THIS AGREEMENT (hereinafter referred to as the “Agreement”) is entered into on this 18th day of May, 2006, by and between:

(I)	ADB Systems International Ltd. a corporation incorporated under the laws of the province of Ontario, with the registered address: 302, The East Mall, Suite 300 Toronto, Ontario, M9B 6C7.

(hereinafter referred to as “Seller”),

and

(II)	ADB Systemer Holding as (SUS) Address: Vingveien 2, N-4050 Sola

(hereinafter referred to as “Buyer”)

(the Seller and the Buyer may individually be referred to as “Party” and collectively to as “Parties”)

regarding transfer of contracts entered into between ADB Systems International Ltd. and the National Health Service/Healthcare Purchasing Consortium (HPC) and Star Energy HG Gas Storage Limited (the Customers).

1.	Transfer of Contracts

1.1
By the signing of this Agreement, ADB Systems International Ltd. agrees to transfer, and ADB Systemer AS agrees to accede to the following contracts, each one defined herein as a Contract an taken together the Contracts.

-	Entered into by and between ADB Systems International Ltd. and the National Health Service/Healthcare Purchasing Consortium dated March 31, 2003.

-	Entered into by and between ADB Systems International Ltd. and Star Energy HG Gas Storage Limited, dated August 24, 2005

1.2
The Contracts are being transferred - with all their rights and obligations - as from the Closing Date of the Share Purchase Agreement entered into between ADB Systems International Ltd in Canada and ADB Systemer Holding as for the purchase of shares in ADB Systemer AS (hereinafter referred to as the “SPA”).

1.3	After the Closing Date the Company will provide to the Seller copies of all invoices issued pursuant to the Contracts for the period of time determined in accordance to Section 2.1.

2.	Royalty

2.1
As compensation for the transfer of contracts described above, ADB Systemer AS shall, in a period of 4 years as from the Closing Date of the SPA, pay to ADB Systems International Ltd a royalty of 10% of net annual sales/turnover from the Contracts as described in Article 1.1 above.

2.2	Any royalty falls due for payment after the General Assembly of ADB Systemer AS has approved the revised Financial Statements for ADB Systemer AS

3.	Conditions

3.1
The parties` obligations according to this Agreement shall be conditional upon all National Health Service/ Healthcare Purchasing Consortium and Star Energy giving their unconditionally consent to the transfer of the contract described in Article 1.1 above.

4.	Governing Law

4.1	This Agreement shall be governed by the laws of Norway, and Stavanger city Court shall be the legal venue in respect of all disputes arising from this Agreement.

***

Stavanger, 18.05 2006

On behalf of	On behalf of
ADB Systems International Ltd:	ADB Systemer AS:

/s/ Jeff Lymburner	/s/ Jan Edwin Pedersen
name: Jeff Lymburner	name: Jan Edwin Pedersen
title: CEO	title: MAN. DIR
signing date: 18/5/06	signing date: 18/5/2006

name:	name:
title:	title:
signing date:	signing date: